CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended December 29, 2019. Management is also responsible for the preparation and presentation of other financial information included in the 2019 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of December 29, 2019. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 19, 2020

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CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Gildan Activewear Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the Company) as of December 29, 2019 and December 30, 2018, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 29, 2019 and December 30, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2019, and December 30, 2018 and the financial performance and its cash flows for the years ended December 29, 2019 and December 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 29, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2(c) to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 31, 2018, due to the adoption of IFRS 16, Leases using a modified retrospective transition approach.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment and allocation of inventories costs
As discussed in Notes 3(e) and 7 to the consolidated financial statements, the inventories balance as of December 29, 2019 was $1,052 million, of which work in process and finished goods represented $899 million. Inventories are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period end to

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CONSOLIDATED FINANCIAL STATEMENTS

measure inventories at their actual cost. This involves accumulating manufacturing variances at each stage of the Company’s vertically-integrated manufacturing process and identifying abnormal costs that need to be expensed immediately. The Company then applies a variance deferral factor, based primarily on the number of days of inventories on hand, to estimate the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation. The combination of automated and non-automated systems and processes using data obtained from different geographical locations results in complexity in accumulation of manufacturing costs and in the identification of abnormal costs.
We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s inventory costing process, including controls related to: (1) identifying costs, including abnormal costs, that do not directly relate to the conversion of raw materials to finished goods; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analysing the quarterly manufacturing variances and the trend in the monthly manufacturing costs to identify variations from pre-determined expectations that may indicate the existence of non-manufacturing or abnormal costs; and (3) assessing changes in production activity to identify abnormal costs. We assessed the variance deferral factor based on days of inventory on hand, which included testing a selection of the inputs to the calculation.
Evaluation of net realizable value of finished goods inventories
As discussed in Notes 3(e), 3(dd) and 7 to the consolidated financial statements, the inventories balance as of December 29, 2019 was $1,052 million of which $824 million relates to finished goods inventories. Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less estimated costs of completion and selling expenses. Discontinued, including inventories affected by the strategic product line initiative, damaged, and excess finished goods inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. There is estimation uncertainty in relation to the identification of excess finished goods inventories which are based on certain criteria, and in the expected selling prices used in establishing net realizable values for the excess and discontinued finished goods. For inventories subject to the strategic product line initiative, there is also estimation uncertainty in relation to the quantities that the Company will be able to sell through its normal sales channels at a selling price above cost.
We identified the evaluation of net realizable value of finished goods inventories to be a critical audit matter. A higher degree of auditor judgment was required to evaluate the determination of the (1) excess finished goods inventories, (2) the expected selling prices used in the establishing net realizable value for excess and discontinued finished goods, and (3) for inventories subject to the strategic product line initiative, the quantities expected to be sold through normal sales channels.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s inventory valuation process, including controls related to the determination of the (1) excess finished goods inventories, (2) expected selling prices and (3) inventory quantities affected by the strategic product line initiative expected to be sold through normal sales channels. We evaluated the criteria used by the Company to identify excess finished goods inventories by assessing the consistent application of the criteria as compared to prior years and in relation to current market conditions and business plans. We also determined whether inventory that met these criteria had been identified by the Company as excess. We compared the Company’s estimate of the expected selling price used in establishing net realizable value for excess and discontinued finished goods to historical selling prices. We evaluated the Company’s ability to accurately forecast customer demand and expected selling prices used in the determination of net realizable value of finished goods inventories by: (1) examining the write-downs of finished goods inventories which were not stated at net realizable value at the end of the preceding year; and (2) comparing each product’s expected selling price used in the prior year determination of net realizable value to the current year’s actual average selling price. In addition, for a selection of finished goods inventory items, we inspected recent sales transactions to assess whether the selling price, net of selling costs, was greater than the carrying amount of the finished goods sold. For inventories subject to the

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CONSOLIDATED FINANCIAL STATEMENTS

strategic product line initiative, we compared the Company’s estimate of quantities expected to be sold through normal sales channels to historical quantities sold for those inventories.
Assessment of the carrying value of goodwill and indefinite life intangible assets in the Hosiery cash generating unit (“CGU”)
As discussed in Notes 3(dd) and 10 to the consolidated financial statements, the goodwill and indefinite life intangible asset balances as of December 29, 2019 were in total $451 million, of which $151 million related to the Hosiery CGU. The Company performs impairment testing on an annual basis or whenever events or changes in circumstances indicate that the carrying value of a reporting unit might exceed its recoverable amount, which is determined using the fair value less costs of disposal method. The Company`s assessment of the recoverable amount incorporates assumptions including estimated sales volumes, selling prices, input costs and selling, general and administrative (“SG&A”) expenses in determining forecasted earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) and the multiple applied to the forecasted adjusted EBITDA (“adjusted EBITDA multiple”).
We identified the assessment of the carrying value of goodwill and indefinite life intangible assets in the Hosiery CGU as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the above noted assumptions used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the Hosiery CGU and the Company`s assessment of impairment.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment assessment process, including controls related to (1) determining the forecasted adjusted EBITDA and the assumptions underlying its determination; and (2) identifying comparable peer companies and determining the forecasted adjusted EBITDA multiple. We evaluated the forecasted adjusted EBITDA for the Hosiery CGU by comparing the Company’s historical adjusted EBITDA forecasts to actual results and by examining the historical trend analysis of both increases and decreases in actual revenue, gross margin and SG&A expenses as compared to the forecasted amounts.
We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the adjusted EBITDA multiple used by the Company by comparing to publicly available EBITDA multiples for comparable entities; and

•
assessing the recoverable amount by developing a range of recoverable amounts for the Hosiery CGU using possible forecasted adjusted EBITDA amounts and adjusted EBITDA multiples, and comparing to the recoverable amount determined by the Company.

We have served as the Company's auditor since fiscal 1996.

Montreal, Canada

February 19, 2020

*CPA auditor, CA, public accountancy permit No. A120220

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Gildan Activewear Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Gildan Activewear Inc.’s ("the Company") internal control over financial reporting as of December 29, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of December 29, 2019 and December 30, 2018, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 29, 2019 and December 30, 2018 and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended December 29, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
February 19, 2020

*CPA auditor, CA, public accountancy permit No. A120220

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 29, 2019	December 30, 2018

Current assets:
Cash and cash equivalents (note 5)	$64,126	$46,657
Trade accounts receivable (note 6)	320,931	317,159
Income taxes receivable	—	1,689
Inventories (note 7)	1,052,052	940,029
Prepaid expenses, deposits and other current assets	77,064	77,377
Total current assets	1,514,173	1,382,911
Non-current assets:
Property, plant and equipment (note 8)	994,980	990,475
Right-of-use assets (note 9(a))	73,539	—
Intangible assets (note 10)	383,864	393,573
Goodwill (note 10)	227,865	227,362
Deferred income taxes (note 18)	9,917	—
Other non-current assets	6,732	10,275
Total non-current assets	1,696,897	1,621,685
Total assets	$3,211,070	$3,004,596
Current liabilities:
Accounts payable and accrued liabilities	$406,631	$346,985
Income taxes payable	1,255	—
Current portion of lease obligations (note 9(b))	14,518	—
Total current liabilities	422,404	346,985
Non-current liabilities:
Long-term debt (note 11)	845,000	669,000
Lease obligations (note 9(b))	66,982	—
Deferred income taxes (note 18)	—	12,623
Other non-current liabilities (note 12)	42,190	39,916
Total non-current liabilities	954,172	721,539
Total liabilities	1,376,576	1,068,524
Commitments, guarantees and contingent liabilities (note 23)
Equity (note 13):
Share capital	174,218	159,858
Contributed surplus	32,769	32,490
Retained earnings	1,628,042	1,740,342
Accumulated other comprehensive income	(535)	3,382
Total equity attributable to shareholders of the Company	1,834,494	1,936,072
Total liabilities and equity	$3,211,070	$3,004,596

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Glenn J. Chamandy	Russell Goodman
Director	Director

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CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 29, 2019 and December 30, 2018
(in thousands of U.S. dollars, except per share data)

	2019	2018

Net sales (note 25)	$2,823,901	$2,908,565
Cost of sales	2,119,440	2,102,612
Gross profit	704,461	805,953
Selling, general and administrative expenses (note 16(a))	340,487	364,912
Impairment of trade accounts receivable (note 6)	27,652	3,634
Restructuring and acquisition-related costs (note 17)	47,329	34,228
Operating income	288,993	403,179
Financial expenses, net (note 14(c))	39,168	31,045
Earnings before income taxes	249,825	372,134
Income tax (recovery) expense (note 18)	(9,984)	21,360
Net earnings	259,809	350,774
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 14(d))	(3,917)	(10,158)
Actuarial loss on employee benefit obligations (note 12(a))	(1,296)	(1,694)
	(5,213)	(11,852)
Comprehensive income	$254,596	$338,922
Earnings per share (note 19):
Basic	$1.27	$1.66
Diluted	$1.27	$1.66

See accompanying notes to consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 29, 2019 and December 30, 2018
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375
Adjustments relating to initial adoption of new accounting standards (note 2(c))	—	—	—	—	(1,515)	(1,515)
Adjusted balance, January 1, 2018	219,199	159,170	25,208	13,540	1,851,942	2,049,860
Share-based compensation	—	—	19,351	—	—	19,351
Shares issued under employee share purchase plan	57	1,722	—	—	—	1,722
Shares issued pursuant to exercise of stock options	110	2,412	(729)	—	—	1,683
Shares issued or distributed pursuant to vesting of restricted share units	226	5,952	(12,094)	—	—	(6,142)
Shares repurchased for cancellation (note 13(d))	(12,635)	(9,231)	—	—	(358,298)	(367,529)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(225)	(167)	—	—	(7,062)	(7,229)
Dividends declared	—	—	754	—	(95,320)	(94,566)
Transactions with shareholders of the Company recognized directly in equity	(12,467)	688	7,282	—	(460,680)	(452,710)
Cash flow hedges (note 14(d))	—	—	—	(10,158)	—	(10,158)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(1,694)	(1,694)
Net earnings	—	—	—	—	350,774	350,774
Comprehensive income	—	—	—	(10,158)	349,080	338,922
Balance, December 30, 2018	206,732	$159,858	$32,490	$3,382	$1,740,342	$1,936,072
Adjustments relating to initial adoption of new accounting standards (note 2(c))	—	—	—	—	(2,176)	(2,176)
Adjusted balance, December 31, 2018	206,732	159,858	32,490	3,382	1,738,166	1,933,896
Share-based compensation	—	—	16,115	—	—	16,115
Shares issued under employee share purchase plan	50	1,651	—	—	—	1,651
Shares issued pursuant to exercise of stock options	443	12,198	(3,374)	—	—	8,824
Shares issued or distributed pursuant to vesting of restricted share units	267	7,415	(13,416)	—	—	(6,001)
Shares repurchased for cancellation (note 13(d))	(8,218)	(6,738)	—	—	(250,495)	(257,233)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(262)	(166)	—	—	(6,842)	(7,008)
Dividends declared	—	—	954	—	(111,300)	(110,346)
Transactions with shareholders of the Company recognized directly in equity	(7,720)	14,360	279	—	(368,637)	(353,998)
Cash flow hedges (note 14(d))	—	—	—	(3,917)	—	(3,917)
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(1,296)	(1,296)
Net earnings	—	—	—	—	259,809	259,809
Comprehensive income	—	—	—	(3,917)	258,513	254,596
Balance, December 29, 2019	199,012	$174,218	$32,769	$(535)	$1,628,042	$1,834,494

See accompanying notes to consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 29, 2019 and December 30, 2018
(in thousands of U.S. dollars)

	2019	2018

Cash flows from (used in) operating activities:
Net earnings	$259,809	$350,774
Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a))	175,548	202,255
	435,357	553,029
Changes in non-cash working capital balances:
Trade accounts receivable	(3,515)	(79,707)
Income taxes	2,969	2,115
Inventories	(115,082)	2,182
Prepaid expenses, deposits and other current assets	(8,320)	(13,807)
Accounts payable and accrued liabilities	49,621	74,732
Cash flows from operating activities	361,030	538,544

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(128,676)	(107,654)
Purchase of intangible assets	(11,558)	(17,566)
Business acquisitions	(1,300)	(1,303)
Proceeds on disposal of property, plant and equipment	5,783	15,649
Cash flows used in investing activities	(135,751)	(110,874)

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term bank credit facility	176,000	39,000
Payment of lease obligations	(13,534)	—
Dividends paid	(110,346)	(94,566)
Proceeds from the issuance of shares	10,318	3,243
Repurchase and cancellation of shares (note 13(d))	(257,233)	(367,529)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(7,008)	(7,229)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6,001)	(6,142)
Cash flows used in financing activities	(207,804)	(433,223)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(6)	(585)
Net increase (decrease) in cash and cash equivalents during the fiscal year	17,469	(6,138)
Cash and cash equivalents, beginning of fiscal year	46,657	52,795
Cash and cash equivalents, end of fiscal year	$64,126	$46,657

Cash paid (included in cash flows from operating activities):
Interest	$33,149	$25,530
Income taxes, net of refunds	10,796	9,688

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 29, 2019 and December 30, 2018
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 29, 2019 and December 30, 2018 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended December 29, 2019 were authorized for issuance by the Board of Directors of the Company on February 19, 2020.

(b) Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Derivative financial instruments which are measured at fair value;

•	Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;

•
Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;

•	Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;

•	Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and

•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards:

During the year ended December 29, 2019, the Company adopted the following new or amended accounting standards:

Leases
IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use ("ROU") asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments ("lease obligation"), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Effective December 31, 2018 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 30, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4. Please refer to note 3 (cc) for the Company's updated accounting policy for leases.

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after December 31, 2018.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; applied the exemption not to recognize ROU assets and liabilities for leases with a remaining lease term less than 12 months; used hindsight when determining the lease term if the contract contained options to extend or terminate the lease; and relied on previous assessments of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to performing an impairment review.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). The Company applied the first option to certain leases, which resulted in a lower carrying amount of the ROU asset at the date of initial application as compared to the lease liability, for those leases. For the remainder of the leases, the Company recognized the ROU assets based on the corresponding lease liability. In addition, $1.9 million of deferred lease credits (relating to lease inducements) that were recorded in accounts payable and accrued liabilities were derecognized with a corresponding transition adjustment to retained earnings on transition date, as a result of the adoption of IFRS 16, and $1.2 million of prepaid rent that was recorded in prepaid expenses, deposits and other current assets on the consolidated statement of financial position as at December 30, 2018 was transferred to the recognized ROU asset.

As a result of relying on a previous assessment of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review, a lessee adjusts the carrying amount of the ROU asset at the date of initial application by the carrying amount of the provision for onerous leases recognized in the statement of financial position immediately before the date of initial application. The Company applied this practical expedient at the date of initial application, resulting in a reduction of the provisions for onerous leases (previously recorded in other non-current liabilities) of $4.6 million and a corresponding reduction of the carrying amount of the ROU asset for the related leases.

As such, as at December 31, 2018, the Company recorded lease obligations of $87.9 million, ROU assets of $78.1 million, a net investment in a sublease of $2.4 million (recorded in other assets), and a net reduction of $2.2 million on opening retained earnings. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at December 31, 2018. The weighted-average rate applied was 3.89%.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards (continued):

The following table reconciles the Company’s operating lease commitments as at December 30, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on December 31, 2018:

Undiscounted operating lease commitments as at December 30, 2018	$113,287
Recognition exemption for short term leases	(6,930)
Termination and renewal options reasonably certain to be exercised, net	(1,888)
Other	(460)
Impact of discounting using the incremental borrowing rate at December 31, 2018	(16,129)
Lease obligations recognized as at December 31, 2018	$87,880

Uncertain Income Tax Treatments
IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The Company adopted IFRIC 23 effective December 31, 2018, and its adoption did not have an impact on the Company’s consolidated financial statements.

Amendments to Hedge Accounting Requirements
On September 26, 2019, the IASB published "Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. Recent market developments have brought into question the long-term viability of those benchmarks. The amendments, which address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform and require specific disclosures about the extent to which the entities' hedging relationships are affected by the amendments. The amendments are effective for annual periods beginning on or after January 1, 2020, early adoption is permitted, and must be applied retrospectively. The Company has floating rate debt with a variable rate of interest linked to LIBOR as a benchmark for establishing the rate, a portion of which is hedged with $250 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges as described in note 14(b). As the amendments allow the Company to continue hedge accounting, the Company early adopted the amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). The amounts included in other comprehensive income in relation to floating-to-fixed interest rate swaps that are designated as cash flow hedges and that are mostly affected by the IBOR reform were not significant.

During the year ended December 30, 2018, the Company adopted the following new accounting standards:

Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers, establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company adopted the new standard on January 1, 2018 using the modified retrospective transition method, with the effect of initially applying this standard being recognized at January 1, 2018. As of January 1, 2018, the Company recorded a net reduction to opening retained earnings of $0.7 million, net of tax, representing the gross margin on net sales of $2.1 million for which revenue recognition is delayed under the new standard.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards (continued):

Financial Instruments
IFRS 9 (2014), Financial Instruments, includes updated guidance on the classification, recognition, and measurement of financial assets and liabilities. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. IFRS 9 (2014) requires the Company to record an allowance for expected credit losses ("ECLs") for all loans and other debt financial assets not held at fair value through profit and loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate. For trade and other receivables, the Company applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company adopted the new standard on January 1, 2018 and recorded a net reduction to opening retained earnings of $0.8 million, net of tax, reflecting additional allowance for expected credit losses from the new expected credit loss model. The classification for the Company’s financial assets and financial liabilities remained unchanged.

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:
(i)     Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income and applied as a reduction of restructuring and acquisition-related costs.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):
(ii)    Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Branded Apparel SRL	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Trading, S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 29, 2019.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)	Assets held for sale:
Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	2 to 20 years
Other equipment	3 to 10 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use.

All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial, and other resources to complete the development and to use the software product are available; and

•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)	Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)	Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs").

GILDAN 2019 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(j)	Impairment of non-financial assets (continued):
In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(k)	Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)	Financial instruments (continued):
Fair value through other comprehensive income (FVOCI)
A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. The Company currently has no financial assets measured at FVOCI.

Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)	Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)	Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Long-term debt:
Long-term debt is recognized initially at fair value and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

(o)	Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)	Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(r)	Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position and charged to retained earnings in the period in which the dividends are approved by the Company’s Board of Directors.

(s)	Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A refund liability is recognized for expected returns in relation to sales made before the end of the reporting period.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(t)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)	Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(v)	Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(w)	Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(x)	Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(y)	Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z)	Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(z)	Income taxes (continued):
In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(aa) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb) Share-based payments:
Stock options, Treasury, and non-Treasury restricted share units
Stock options, Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Leases:
Policy applicable effective December 31, 2018

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 15 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Policy applicable before December 31, 2018

Under IAS 17, Leases, and IFRIC 4, Determining whether an arrangement contains a lease, the Company's accounting policy was as follows:

Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(dd) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units ("CGUs")
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty:
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company could be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written-down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. For inventories subject to the strategic product line initiative (refer to note 7), there is also estimation uncertainty in relation to the quantities that the Company will be able to sell through its normal (non-liquidation) distribution channels at a selling price above cost. As at December 29, 2019, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of inventories subject to the strategic product line initiative would result in either a decrease or an increase in inventories of approximately $3.5 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):
Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets. Please refer to note 10 of the audited annual consolidated financial statements for the year ended December 29, 2019 for additional details on the recoverability of the Company’s cash-generating units.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, at this time the Company does not expect any significant impacts as a result of its adoption.

5. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at December 29, 2019 and December 30, 2018.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. TRADE ACCOUNTS RECEIVABLE:

	December 29, 2019	December 30, 2018

Trade accounts receivable	$328,115	$324,706
Allowance for expected credit losses	(7,184)	(7,547)
	$320,931	$317,159

As at December 29, 2019, trade accounts receivables being serviced under a receivables purchase agreement amounted to $141.0 million (December 30, 2018 - $117.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 22, 2020, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $3.2 million for fiscal 2019 (2018 - $2.6 million) and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2019	2018

Balance, beginning of fiscal year	$(7,547)	$(5,054)
Adjustment relating to initial adoption of IFRS 9 (note 2(c))	—	(791)
Adjusted balance, beginning of fiscal year	(7,547)	(5,845)
Impairment of trade accounts receivable	(27,652)	(3,634)
Write-off of trade accounts receivable	28,015	1,932
Balance, end of fiscal year	$(7,184)	$(7,547)

The impairment of trade accounts receivable for fiscal 2019 consisted primarily of a $22.3 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers. Beginning in fiscal 2019, impairment of trade accounts receivable has been presented separately on the statement of earnings (was previously included in selling, general and administrative expenses), and comparative periods have been reclassified to conform to this presentation.

7. INVENTORIES:

	December 29, 2019	December 30, 2018

Raw materials and spare parts inventories	$152,584	$151,600
Work in progress	75,535	67,903
Finished goods	823,933	720,526
	$1,052,052	$940,029

The amount of inventories recognized as an expense and included in cost of sales was $2,044.9 million for fiscal 2019 (2018 - $2,029.5 million), which included an expense of $62.9 million (2018 - $11.2 million) related to the write-down of inventory to net realizable value. Write-downs of inventory to net realizable value includes $47.6 million for the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2019

Cost
Balance, December 30, 2018	$70,957	$550,885	$1,085,345	$159,201	$57,630	$1,924,018
Additions	49,791	10,585	37,461	7,663	37,433	142,933
Transfers	—	5,169	43,564	8,660	(57,393)	—
Disposals	(270)	(7,792)	(16,533)	(4,163)	—	(28,758)
Balance, December 29, 2019	$120,478	$558,847	$1,149,837	$171,361	$37,670	$2,038,193

Accumulated depreciation
Balance, December 30, 2018	$—	$181,821	$640,418	$111,304	$—	$933,543
Depreciation	—	25,037	79,335	13,573	—	117,945
Disposals	—	(2,899)	(11,932)	(3,001)	—	(17,832)
Write-downs and impairments	—	1,875	6,657	1,025	—	9,557
Balance, December 29, 2019	$—	$205,834	$714,478	$122,901	$—	$1,043,213
Carrying amount, December 29, 2019	$120,478	$353,013	$435,359	$48,460	$37,670	$994,980

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2018

Cost
Balance, December 31, 2017	$70,003	$512,398	$1,039,974	$175,640	$77,389	$1,875,404
Additions	1,051	9,650	49,560	3,065	47,406	110,732
Transfers	—	33,932	31,735	1,498	(67,165)	—
Disposals	(97)	(5,095)	(35,924)	(21,002)	—	(62,118)
Balance, December 30, 2018	$70,957	$550,885	$1,085,345	$159,201	$57,630	$1,924,018

Accumulated depreciation
Balance, December 31, 2017	$—	$157,040	$571,847	$110,699	$—	$839,586
Depreciation	—	24,781	91,081	9,935	—	125,797
Disposals	—	—	(22,510)	(9,330)	—	(31,840)
Balance, December 30, 2018	$—	$181,821	$640,418	$111,304	$—	$933,543
Carrying amount, December 30, 2018	$70,957	$369,064	$444,927	$47,897	$57,630	$990,475

Effective July 1, 2019, the Company revised the estimated useful lives of its yarn-spinning manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic lives. These assets, which were previously being depreciated on a straight-line basis over 10 years, are now depreciated on a straight-line basis over 15 to 20 years depending on the nature of the equipment. The change in estimate was made on a prospective basis and resulted in a reduction of depreciation of approximately $8.5 million, of which approximately $1 million was included in cost of sales for the year ended December 29, 2019 as depreciation related to manufacturing equipment is initially included in the cost of inventories, and is charged to cost of sales when the related inventories have been sold. For fiscal 2020, the change in estimate is expected to result in a reduction of depreciation included in net earnings of approximately $17 million.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 29, 2019, there were contractual purchase obligations outstanding of approximately $21.2 million for the acquisition of property, plant and equipment compared to $24.8 million as of December 30, 2018.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS:

(a)	Right-of-use assets:
The following table presents the right-of-use assets for the Company:

2019

Balance, December 30, 2018	$—
Impact of initial adoption of IFRS 16 (note 2(c))	78,119
Additions	10,342
Terminations	(1,627)
Depreciation	(13,295)
Balance, December 29, 2019	$73,539

(b)	Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position as at December 29, 2019:

December 29, 2019

Current	$14,518
Non-current	66,982
$81,500

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at December 29, 2019, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $57.5 million.

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at December 29, 2019:

December 29, 2019

Less than one year	$19,992
One to five years	46,669
More than five years	37,645
$104,306

For the year ended December 29, 2019, expenses relating to short-term leases and leases of low-value assets were $3.4 million.

For the year ended December 29, 2019, the total cash outflow for recognized lease obligations (including interest) was $16.6 million, of which $13.5 million was included as part of cash outflows from financing activities.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2019	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, December 30, 2018	$224,489	$226,172	$69,600	$58,255	$1,790	$580,306
Additions	—	—	3,150	11,074	—	14,224
Disposals	—	—	—	(206)	—	(206)
Balance, December 29, 2019	$224,489	$226,172	$72,750	$69,123	$1,790	$594,324

Accumulated amortization
Balance, December 30, 2018	$89,064	$1,808	$57,606	$36,465	$1,790	$186,733
Amortization	12,780	700	3,809	5,206	—	22,495
Disposals	—	—	—	(18)	—	(18)
Write-downs and impairments	—	—	—	1,250	—	1,250
Balance, December 29, 2019	$101,844	$2,508	$61,415	$42,903	$1,790	$210,460
Carrying amount, December 29, 2019	$122,645	$223,664	$11,335	$26,220	$—	$383,864

2018	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, December 31, 2017	$224,489	$226,172	$59,498	$49,771	$1,880	$561,810
Additions	—	—	10,102	9,363	—	19,465
Disposals	—	—	—	(879)	(90)	(969)
Balance, December 30, 2018	$224,489	$226,172	$69,600	$58,255	$1,790	$580,306

Accumulated amortization
Balance, December 31, 2017	$75,472	$1,108	$49,034	$32,711	$1,880	$160,205
Amortization	13,592	700	8,572	4,475	—	27,339
Disposals	—	—	—	(721)	(90)	(811)
Balance, December 30, 2018	$89,064	$1,808	$57,606	$36,465	$1,790	$186,733
Carrying amount, December 30, 2018	$135,425	$224,364	$11,994	$21,790	$—	$393,573

The carrying amount of internally-generated assets within computer software was $21.8 million as at December 29, 2019 (December 30, 2018 - $16.2 million). Included in computer software as at December 29, 2019 is $9.9 million (December 30, 2018 - $5.9 million) of assets not yet utilized in operations.

Goodwill:

	2019	2018

Balance, beginning of fiscal year	$227,362	$226,571
Goodwill acquired	—	692
Other	503	99
Balance, end of fiscal year	$227,865	$227,362

GILDAN 2019 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to the Company's CGUs as follows:

December 29, 2019

Textile & Sewing:
Goodwill	$206,637
Indefinite life intangible assets	93,400
$300,037

Hosiery:
Goodwill	$21,228
Indefinite life intangible assets	129,272
$150,500

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at December 29, 2019, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs ("adjusted EBITDA") for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.
Hosiery CGU
The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 11. The most significant assumptions that form part of the risk adjusted forecasted adjusted EBITDA for the Hosiery CGU relate to continuing sales trends and expected gross margins and SG&A expenses. Management has identified that a reasonably possible change in forecasted adjusted EBITDA or adjusted EBITDA multiple could cause the carrying amount of the Hosiery CGU to exceed its recoverable amount. A decrease in the risk adjusted forecasted adjusted EBITDA of 10% in the Hosiery CGU, combined with a decrease in the adjusted EBITDA multiple by a factor of 1 would result in the estimated recoverable amount being equal to the carrying amount. A further decrease in the risk adjusted forecasted adjusted EBITDA or the adjusted EBITDA multiple may result in the Company recording an impairment charge relating to the Hosiery CGU.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		December 29, 2019	December 30, 2018

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	3.5%	$245,000	$69,000	April 2024
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	2.9%	300,000	300,000	April 2024
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (4)	2.9%	50,000	50,000	August 2026
		$845,000	$669,000

(1)	Represents the annualized effective interest rate for the year ended December 29, 2019, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $22.5 million (December 30, 2018 - $13.4 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2019, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million to extend the maturity dates from April 2023 to April 2024.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 29, 2019.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES:

	December 29, 2019	December 30, 2018

Employee benefit obligation - Statutory severance and pre-notice (a)	$27,767	$22,075
Employee benefit obligation - Defined contribution plan (b)	3,633	3,498
Provisions (c)	10,790	14,343
	$42,190	$39,916

(a) Statutory severance and pre-notice obligations:

	2019	2018

Obligation, beginning of fiscal year	$22,075	$16,096
Service cost	14,226	13,500
Interest cost	6,798	6,478
Actuarial loss(1)	1,296	1,694
Foreign exchange gain	(584)	(537)
Benefits paid	(16,044)	(15,156)
Obligation, end of fiscal year	$27,767	$22,075
(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 9.3% and 10.0% (2018 - between 10.0% and 10.5%) and rates of compensation increases between 7.5% and 9.0% (2018 - between 6.5% and 10.0%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $3.9 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $4.6 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $4.9 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $4.2 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 29, 2019 was $25.1 million (December 30, 2018 - $23.8 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b) Defined contribution plan:

During fiscal 2019, defined contribution expenses were $6.6 million (2018 - $6.2 million).

(c) Provisions:

	Decommissioning and	Lease exit
	site restoration costs	costs	Total

Balance, December 30, 2018	$9,724	$4,619	$14,343
Impact of initial adoption of IFRS 16 (note 2(c))	—	(4,619)	(4,619)
Changes in estimates made during the fiscal year	779	—	779
Accretion of interest	287	—	287
Balance, December 29, 2019	$10,790	$—	$10,790

Provisions as at December 29, 2019 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY:

(a)	Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the fiscal year.

(c)	Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 29, 2019 and December 30, 2018, none of the first and second preferred shares were issued.

Issued:
As at December 29, 2019, there were 199,012,156 common shares (December 30, 2018 - 206,732,436) issued and outstanding, which are net of 9,206 common shares (December 30, 2018 - 3,797) that have been purchased and are held in trust as described in note 13(e).

(d)	Normal course issuer bid ("NCIB"):
On February 21, 2018, the Board of Directors of the Company approved the initiation of an NCIB commencing on February 27, 2018 and ending on February 26, 2019 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. On August 1, 2018, the Company obtained approval from the TSX to amend its current NCIB program in order to increase the maximum number of common shares that may be repurchased from 10,960,391 common shares, or approximately 5% of the Company’s issued and outstanding common shares as at February 15, 2018 (the reference date for the NCIB), to 21,575,671 common shares, representing approximately 10% of the public float as at February 15, 2018. No other terms of the NCIB were amended. During the fiscal year ended December 30, 2018, the Company repurchased for cancellation a total of 12,634,693 common shares under its NCIB programs for a total cost of $367.5 million. Of the total cost of $367.5 million, $9.2 million was charged to share capital and $358.3 million was charged to retained earnings.

On February 20, 2019, the Company received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Company’s issued and outstanding common shares.

During the year ended December 29, 2019, the Company repurchased for cancellation a total of 8,217,715 common shares under its NCIB programs for a total cost of $257.2 million. Of the total cost of $257.2 million, $6.7 million was charged to share capital and $250.5 million was charged to retained earnings.

On February 19, 2020, the Company received approval from the TSX to renew its NCIB to purchase for cancellation a maximum of 9,939,154 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. The Company is authorized to make purchases under the bid during the period from February 27, 2020 to February 26, 2021 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities, and block purchases of common shares. The average daily trading volume ("ADTV") of common shares on the TSX for the six-month period ended January 31, 2020 was 598,411. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase up to a maximum of 149,602 common shares daily through TSX facilities, which represents 25% of the ADTV of common shares on the TSX for the most recently completed six calendar months.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(e)	Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 29, 2019, a total of 9,206 common shares representing $0.2 million purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (December 30, 2018 - 3,797 common shares representing $0.1 million).

(f)	Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at December 29, 2019 and December 30, 2018. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 29, 2019	December 30, 2018

Financial assets
Amortized cost:
Cash and cash equivalents	$64,126	$46,657
Trade accounts receivable	320,931	317,159
Financial assets included in prepaid expenses, deposits and other current assets	45,950	39,789
Long-term non-trade receivables included in other non-current assets	2,933	2,771
Derivative financial assets included in prepaid expenses, deposits and other current assets	9,816	17,792

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities (1)	$395,564	$332,543
Long-term debt - bearing interest at variable rates	645,000	469,000
Long-term debt - bearing interest at fixed rates (2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	11,067	14,442
(1) Accounts payable and accrued liabilities include balances payable of $39.6 million (December 30, 2018 - $33.0 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $206.4 million as at December 29, 2019 (December 30, 2018 - $189.5 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments - carrying amounts and fair values (continued):

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at December 29, 2019, the notional amount of TRS outstanding was 216,727 shares (December 30, 2018 - 259,897 shares) and the carrying amount and fair value included in prepaid expenses, deposits and other current assets was $0.3 million (December 30, 2018 - $0.6 million included in accounts payable and accrued liabilities).

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

(b) Derivative financial instruments - hedge accounting:
During fiscal 2019 and 2018, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.
The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 29, 2019 and December 30, 2018 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.
The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 29, 2019 and December 30, 2018 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.
The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 29, 2019 and December 30, 2018 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at December 29, 2019:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	32,737	1.2750	$41,739	$187	$(1,169)	$(982)
Sell EUR/Buy USD	35,236	1.1341	39,960	502	(78)	424
Sell CAD/Buy USD	58,212	0.7612	44,309	49	(130)	(81)
Buy CAD/Sell USD	31,287	0.7514	23,510	342	—	342
Sell AUD/Buy USD	7,691	0.6974	5,364	38	(32)	6
Sell MXN/Buy USD	272,914	0.0504	13,761	—	(356)	(356)
			$168,643	$1,118	$(1,765)	$(647)

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at December 30, 2018:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	28,510	1.3224	$37,703	$1,366	$—	$1,366
Sell EUR/Buy USD	31,578	1.1892	37,551	1,004	(19)	985
Sell CAD/Buy USD	33,114	0.7784	25,776	1,369	—	1,369
Buy CAD/Sell USD	62,921	0.7583	47,712	—	(1,180)	(1,180)
Sell AUD/Buy USD	7,941	0.7304	5,800	198	—	198
Buy MXN/Sell USD	79,275	0.0475	3,766	162	—	162
			$158,308	$4,099	$(1,199)	$2,900

GILDAN 2019 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 29, 2019:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount (1)	current assets	accrued liabilities	months

Forward contracts	Cotton	133.7 million pounds	$3,494	$(198)	$3,296
Swap contracts	Synthetic fibres	60.6 million pounds	—	(6,859)	(6,859)
Swap & option contracts	Energy	202,400 barrels	1,185	(186)	999
			$4,679	$(7,243)	$(2,564)
(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 30, 2018:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount (1)	current assets	accrued liabilities	months

Forward contracts	Cotton	76.0 million pounds	$336	$(3,173)	$(2,837)
Swap contracts	Synthetic fibres	147.7 million pounds	—	(5,516)	(5,516)
Swap & option contracts	Energy	290,000 barrels	145	(2,469)	(2,324)
			$481	$(11,158)	$(10,677)
(1) Notional amounts are not in thousands.

The total notional amount of commodity contracts outstanding as at December 30, 2018 for which hedge accounting was not applied is 81.2 million pounds. The carrying and fair value of these contracts are recorded as prepaid expenses, deposits and other current assets ($0.3 million) and accounts payable and accrued liabilities ($1.0 million).

GILDAN 2019 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 29, 2019:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$1,379	$—
75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	—	(1,817)
50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51%	US LIBOR	252	(242)
Unsecured Notes
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	866	—
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	1,179	—
					$3,676	$(2,059)
(1) The notional amounts for the interest rate swap contracts maturing on April 30, 2023 and April 30, 2024 are extensions to the $150 million interest rate swap contracts originally entered into related to the term loan and maturing on June 17, 2021.

The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 30, 2018:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$5,500	$—
75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	—	(521)
Unsecured Notes
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	3,070	—
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	4,382	—
					$12,952	$(521)
(1) The notional amounts for the interest rate swap contracts maturing on April 30, 2023 are extensions to the $150 million interest rate swap contracts originally entered into related to the term loan and maturing on June 17, 2021.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s hedged items as at December 29, 2019:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$(972)	$972
Forecast expenses	—	—	342	(342)

Commodity risk:
Forecast purchases	—	—	(1,416)	1,416

Interest rate risk:
Forecast interest payments	—	—	1,511	(1,511)
	$—	$—	$(535)	$535

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

The following table summarizes the Company’s hedged items as at December 30, 2018:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$2,752	$(2,752)
Forecast expenses	—	—	(897)	897

Commodity risk:
Forecast purchases	—	—	(10,677)	10,677

Interest rate risk:
Forecast interest payments	—	—	12,204	(12,204)
	$—	$—	$3,382	$(3,382)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2019	2018

Interest expense on financial liabilities recorded at amortized cost (1)	$28,659	$24,757
Bank and other financial charges	8,010	7,472
Interest accretion on discounted lease obligations	3,141	—
Interest accretion on discounted provisions	287	299
Foreign exchange gain	(929)	(1,483)
	$39,168	$31,045
(1) Net of capitalized borrowing costs of $1.3 million (2018 - $0.7 million).

(d)	Hedging components of other comprehensive income (“OCI”):

	2019	2018

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$4,566	$6,740
Commodity price risk	(8,213)	698
Interest rate risk	(10,588)	102

Income taxes	(46)	(67)

Amounts reclassified from OCI to inventory, related to commodity price risk	16,656	(13,303)

Amounts reclassified from OCI to net earnings, related to foreign currency risk and interest rate risk, and included in:
Net sales	(5,667)	(1,864)
Cost of sales	(350)	(307)
Selling, general and administrative expenses	417	51
Financial expenses, net	(752)	(2,224)
Income taxes	60	16
Cash flow hedging loss	$(3,917)	$(10,158)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 29, 2019 and December 30, 2018.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 29, 2019 and December 30, 2018.

Approximately $1.5 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 29, 2019, 4,593,883 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2018 - $0.2 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:
The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at December 29, 2019, 1,505,829 common shares remained authorized for future issuance under this plan.
The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding stock options were as follows:

Stock options issued in Canadian dollars and to be exercised on the TSX:
	Number	Weighted exercise price (CA$)

Stock options outstanding, December 31, 2017	2,263	$32.94
Changes in outstanding stock options:
Exercised	(110)	19.98
Forfeited	(160)	33.58
Stock options outstanding, December 30, 2018	1,993	33.60
Changes in outstanding stock options:
Exercised	(443)	26.45
Stock options outstanding, December 29, 2019	1,550	$35.65

Stock options issued in U.S. dollars and to be exercised on the NYSE:
	Number	Weighted exercise price (US$)

Stock options outstanding, December 31, 2017	759	$29.01
Changes in outstanding stock options:
Forfeited in fiscal 2018	(90)	29.01
Stock options outstanding, December 30, 2018 and December 29, 2019	669	$29.01

As at December 29, 2019, 822,394 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$34.02 (December 30, 2018 - 915,628 options at CA$30.22), and 167,224 outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of US$29.01 (December 30, 2018 - nil options). For stock options exercised during fiscal 2019, the weighted average share price at the date of exercise was CA$47.24 (2018 - CA$39.79). There were no options granted during fiscal 2019 or 2018.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options issued and outstanding and exercisable at December 29, 2019:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number

CA$24.22	87	1	87
CA$30.46	126	2	126
CA$33.01	543	4	226
CA$38.01	511	3	384
CA$42.27	283	6	—
	1,550		823
US$29.01	669	5	167
	2,219		990

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, December 31, 2017	102	$30.46
Changes in outstanding Treasury RSUs:
Granted	20	30.10
Granted for dividends declared	2	29.94
Forfeited	(18)	27.93
Treasury RSUs outstanding, December 30, 2018	106	30.82
Changes in outstanding Treasury RSUs:
Granted	18	31.51
Granted for dividends declared	1	34.14
Settled through the issuance of common shares	(11)	25.97
Treasury RSUs outstanding, December 29, 2019	114	$31.42

As at December 29, 2019 and December 30, 2018, none of the outstanding Treasury RSUs were vested.

The compensation expense included in operating income for fiscal 2019 was $2.6 million (2018 - $2.9 million) in respect of the stock options and $0.6 million (2018 - $0.5 million) in respect of Treasury RSUs, and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, December 31, 2017	1,200	$27.79
Changes in outstanding non-Treasury RSUs:
Granted	573	29.82
Granted for additional performance conditions	109	28.46
Granted for dividends declared	24	29.81
Settled - common shares	(226)	28.47
Settled - payment of withholding taxes	(151)	28.47
Forfeited	(155)	27.99
Non-Treasury RSUs outstanding, December 30, 2018	1,374	28.52
Changes in outstanding non-Treasury RSUs:
Granted	509	34.89
Granted for additional performance conditions	93	25.57
Granted for dividends declared	26	29.21
Settled - common shares	(256)	25.59
Settled - payment of withholding taxes	(170)	25.59
Forfeited	(154)	29.24
Non-Treasury RSUs outstanding, December 29, 2019	1,422	$31.42

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. 100% of the non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies, or strategic performance objectives, which are set based on the Company’s long-term strategic plan. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at December 29, 2019 and December 30, 2018, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in operating income, in respect of the non-Treasury RSUs, for fiscal 2019 was $12.9 million (2018 - $16.4 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(c) Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 29, 2019, there were 234,827 (December 30, 2018 - 274,794) DSUs outstanding at a value of $6.9 million (December 30, 2018 - $8.3 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $29.55 (December 30, 2018 - $30.24). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2019 was $1.8 million (2018 - $1.7 million).

Changes in outstanding DSUs were as follows:

	2019	2018

DSUs outstanding, beginning of fiscal year	275	293
Granted	48	54
Granted for dividends declared	3	4
Redeemed	(91)	(76)
DSUs outstanding, end of fiscal year	235	275

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2019	2018

Selling expenses	$99,419	$108,363
Administrative expenses(1)	121,273	132,101
Distribution expenses	119,795	124,448
	$340,487	$364,912
(1) Impairment of trade accounts receivable has been presented separately on the statement of earnings (was previously included in administrative expenses), and comparative periods have been reclassified to conform to this presentation.

(b)	Employee benefit expenses:

	2019	2018

Salaries, wages and other short-term employee benefits	$534,222	$541,769
Share-based payments	16,272	19,974
Post-employment benefits	41,864	31,922
	$592,358	$593,665

(c)	Government assistance:
During the year ended December 29, 2019 an amount of $14.0 million (2018 - $14.5 million) was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for production costs.

(d)	Other:
During the year ended December 30, 2018 an amount of $35.8 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (including operating costs, short term leases, and leases of low-value assets).

GILDAN 2019 REPORT TO SHAREHOLDERS P. 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2019	2018

Employee termination and benefit costs	$17,064	$7,767
Exit, relocation and other costs	17,190	13,620
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities	13,061	12,394
Acquisition-related transaction costs	14	447
	$47,329	$34,228

Restructuring and acquisition-related costs in fiscal 2019 related to the following: $14.2 million for the closure of textile manufacturing and sewing operations in Mexico; $7.3 million for the consolidation of sewing activities in Honduras; $7.0 million for the closure of a hosiery manufacturing plant in Canada; $9.9 million for the exit of yarn-recycling activities (planned disposal of yarn recycling equipment) and the closure of a yarn-spinning plant in the U.S.; $4.8 million for the exit of ship-to-the-piece activities; and $4.1 million to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs in fiscal 2018 related primarily to the following: $9.0 million for the closure of the AKH textile manufacturing facility which was acquired as part of the Anvil acquisition; $9.0 million for the consolidation of the Company's U.S. distribution centres pursuant to prior years' business acquisitions (net of a gain on disposal of $1.2 million and the $5.0 million reversal of an environmental liability for a distribution facility sold in fiscal 2018); $7.3 million for the Company's internal organizational realignment; $5.5 million for the consolidation of sock production manufacturing; and $3.4 million in other costs, including the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition and information systems integration for prior year acquisitions.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2019	2018

Earnings before income taxes	$249,825	$372,134
Applicable statutory tax rate	26.6%	26.6%
Income taxes at applicable statutory rate	66,404	98,913

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(79,229)	(96,013)
Income tax recovery and other adjustments related to prior taxation years	197	979
Effect of changes in tax rates	—	2,048
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	(19,211)	—
Non-recognition of tax benefits related to tax losses and temporary differences	16,877	17,169
Effect of non-deductible expenses and other	4,978	(1,736)
Total income tax expense	$(9,984)	$21,360
Average effective tax rate	(4.0)%	5.7%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2019	2018

Current income taxes, includes an expense of $99
(2018 - $3,535) relating to prior taxation years	$13,639	$12,488

Deferred income taxes:
Changes in tax rates	—	2,048
Origination and reversal of temporary differences	(21,387)	(7,789)
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	(19,211)	—
Non-recognition of tax benefits related to tax losses and temporary differences	16,877	17,169
Adjustments relating to prior taxation years	98	(2,556)
	(23,623)	8,872
Total income tax expense	$(9,984)	$21,360

In fiscal 2019, the Company re-recognized $19.2 million of previously de-recognized deferred income tax assets in the U.S. relating to deferred income tax assets that are more likely than not to be recovered. In fiscal 2018, pursuant to additional phases to the internal reorganization it began in fiscal 2017, the Company reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, resulting in an increase in deferred tax expense of $6.1 million for assets that were no longer probable of being realized. The fiscal 2018 deferred income tax expense also included $2.0 million for the revaluation of deferred income tax assets and liabilities due to changes in statutory income tax rates.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 29, 2019	December 30, 2018

Deferred income tax assets:
Non-capital losses	$99,504	$85,800
Non-deductible reserves and accruals	12,502	11,395
Property, plant and equipment	12,439	9,227
Other items	8,259	6,039
	132,704	112,461
Unrecognized deferred income tax assets	(83,390)	(85,724)
Deferred income tax assets	$49,314	$26,737

Deferred income tax liabilities:
Property, plant and equipment	$(30,165)	$(29,095)
Intangible assets	(9,232)	(10,265)
Deferred income tax liabilities	$(39,397)	$(39,360)
Deferred income taxes	$9,917	$(12,623)

The details of changes to deferred income tax assets and liabilities were as follows:

	2019	2018

Balance, beginning of fiscal year, net	$(12,623)	$(3,713)

Recognized in the statements of earnings:
Non-capital losses	14,804	10,367
Non-deductible reserves and accruals	1,107	5,683
Property, plant and equipment	2,142	(5,267)
Intangible assets	1,033	94
Other	2,203	(532)
Changes in tax rates	—	(2,048)
Unrecognized deferred income tax assets	2,334	(17,169)
	23,623	(8,872)

Business acquisitions	(1,100)	—
Other	17	(38)
Balance, end of fiscal year, net	$9,917	$(12,623)

As at December 29, 2019, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $83.3 million, for which no deferred tax asset has been recognized (December 30, 2018 - $85.7 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2020 and 2039. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 29, 2019, a deferred income tax liability of approximately $57 million would result from the recognition of the taxable temporary differences of approximately $274 million.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2019	2018

Net earnings - basic and diluted	$259,809	$350,774

Basic earnings per share:
Basic weighted average number of common shares outstanding	204,161	211,435
Basic earnings per share	$1.27	$1.66

Diluted earnings per share:
Basic weighted average number of common shares outstanding	204,161	211,435
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	448	273
Diluted weighted average number of common shares outstanding	204,609	211,708
Diluted earnings per share	$1.27	$1.66

Excluded from the above calculation for the year ended December 29, 2019 are 282,737 stock options (2018 - 1,462,933) and 7,500 Treasury RSUs (2018 - nil) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2019	2018

Depreciation of property, plant and equipment (note 8)	$117,945	$125,797
Depreciation of right-of-use assets (note 9)	13,295	—
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year	3,059	4,940
Amortization of intangible assets, excluding software (note 10)	17,289	22,864
Amortization of software (note 10)	5,206	4,475
Depreciation and amortization included in net earnings	$156,794	$158,076

GILDAN 2019 REPORT TO SHAREHOLDERS P. 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)    Adjustments to reconcile net earnings to cash flows from operating activities:

	2019	2018

Depreciation and amortization (note 20)	$156,794	$158,076
Restructuring charges related to property, plant and equipment, right-of-use assets, and software (note 17)	13,061	12,394
Loss on disposal of property, plant and equipment and software	1,399	1,124
Share-based compensation	16,272	19,513
Deferred income taxes (note 18)	(23,623)	8,872
Unrealized net (gain) loss on foreign exchange and financial derivatives	(330)	882
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	907	—
Other non-current assets	5,971	(1,445)
Other non-current liabilities	5,097	2,839
	$175,548	$202,255

(b)    Variations in non-cash transactions:

	2019	2018

Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$16,144	$4,977
Proceeds on disposal of property, plant and equipment included in other current assets	(9)	(86)
Additions to right-of-use assets included in lease obligations	7,753	—
Impact of initial adoption of new accounting standards (note 2(c))	(2,176)	(1,515)
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	954	754
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	10,789	6,681

GILDAN 2019 REPORT TO SHAREHOLDERS P. 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2019	2018

Short-term employee benefits	$5,338	$8,615
Post-employment benefits	204	2,995
Share-based payments	11,066	12,592
	$16,608	$24,202

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 29, 2019	December 30, 2018

DSUs	$6,939	$8,310

Other:
During fiscal 2019, the Company incurred expenses for airplane usage of $1.4 million (2018 - $1.2 million), with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at December 29, 2019, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.7 million (December 30, 2018 - $0.3 million).

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2019, the maximum potential liability under these guarantees was $72.6 million (December 30, 2018 - $55.4 million), of which $9.3 million was for surety bonds and $63.3 million was for financial guarantees and standby letters of credit (December 30, 2018 - $11.1 million and $44.3 million, respectively).

As at December 29, 2019, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company has set a fiscal year end net debt leverage target ratio of one to two times adjusted EBITDA. As at December 29, 2019, the Company’s net debt leverage ratio was 1.6 times (December 30, 2018 - 1.0 times).

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving facilities, term loan facility, and notes require compliance with lending covenants in order to pay dividends, these covenants have not been and are not currently, a constraint to the payment of dividends under the Company’s dividend policy.

The Company paid dividends of $110.3 million during the year ended December 29, 2019, representing dividends declared per common share of $0.536. On February 19, 2020, the Board of Directors approved a 15% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.154 per share for an expected aggregate payment of $30.7 million which is scheduled to be paid on April 6, 2020 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 12, 2020. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2019 REPORT TO SHAREHOLDERS P. 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2019	2018

Activewear	$2,261,881	$2,321,395
Hosiery and underwear	562,020	587,170
	$2,823,901	$2,908,565

Net sales were derived from customers located in the following geographic areas:

	2019	2018

United States	$2,399,239	$2,484,877
Canada	114,815	120,764
International	309,847	302,924
	$2,823,901	$2,908,565

26. ENTITY-WIDE DISCLOSURES:

Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	December 29, 2019	December 30, 2018

United States	$478,620	$455,491
Canada	129,189	132,045
Honduras	385,209	387,301
Caribbean Basin	532,698	544,282
Asia-Pacific	107,482	44,438
Other	47,050	47,853
	$1,680,248	$1,611,410

Customers accounting for at least 10% of total net sales for the fiscal years ended December 29, 2019 and December 30, 2018 were as follows:

	2019	2018

Customer A	18.6%	19.0%
Customer B	13.8%	10.0%

GILDAN 2019 REPORT TO SHAREHOLDERS P. 106